Exhibit 99.3

FORM OF Conversion, Support and voting AGREEMENT

THIS AGREEMENT is made as of January [__], 2023.

BETWEEN:

STRUL MEDICAL GROUP LLC

("SMG")

- and -

SHOCKWAVE MEDICAL, INC., a corporation existing under the laws of the State of Delaware

("Purchaser")

- and -

NEOVASC INC., a corporation existing under the Canada Business Corporations Act

(“Corporation”).

WHEREAS SMG is (i) the holder of the Restated Senior Secured Convertible Note issued by Corporation, on March 23, 2022, to SMG in the initial principal amount of US$13,000,000 (the "Convertible Note") (which amended and restated that certain prior senior secured convertible note dated as of May 28, 2020 issued by the Corporation to SMG), with the Convertible Note being convertible into Shares (and, in the event that the Convertible Note Conversion (as defined herein) occurs prior to the record date for purposes of determining the Shareholders entitled to notice of and to vote at the Meeting, such shares shall be deemed to be the “Conversion Shares”), (ii) the beneficial owner of [●] Shares (the “Owned Shares” and, together with the Conversion Shares, the “Subject Securities”) and (iii) the holder of the warrants set forth on Exhibit A (collectively, the “Warrants”);

WHEREAS Purchaser and Corporation have entered into an arrangement agreement concurrently with the entering into of this Agreement (the "Arrangement Agreement"); and

WHEREAS, as a condition to the willingness of Purchaser to enter into the Arrangement Agreement and incur the obligations set forth therein, Purchaser has required that SMG and Corporation enter into this Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1.

INTERPRETATION

Section 1.1       Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

Article 2.
COVENANTS OF SMG

Section 2.1       General

SMG hereby covenants and irrevocably agrees in favour of Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement:

(a)          at the Meeting (including in connection with any separate vote of any sub-group of securityholders of Corporation that may be required to be held and of which sub-group SMG, as holder of the Subject Securities, forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a shareholders’ meeting) with respect to the Arrangement Resolution is sought, SMG, as holder of the Subject Securities, shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)        at any meeting of securityholders of Corporation (including in connection with any separate vote of any sub-group of securityholders of Corporation that may be required to be held and of which sub-group SMG, as holder of the Subject Securities, forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of Corporation is sought (including by written consent in lieu of a shareholders’ meeting), SMG, as holder of the Subject Securities, shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)           in connection with and subject to Section 2.1(a) and Section 2.1(b), SMG, as holder of the Subject Securities, hereby agrees to deposit or cause to be deposited (with copies to Purchaser) proxies or voting instruction forms, duly completed and executed in respect of all of the Subject Securities at least 10 days prior to the Meeting, voting all such Subject Securities in favour of the Arrangement Resolution; and SMG, as holder of the Subject Securities, hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend, revoke or invalidate any proxy deposited by SMG, as holder of the Subject Securities, pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which SMG, as holder of the Subject Securities, might have unless prior written consent from Purchaser has been obtained or this Agreement is terminated in accordance with Article 5. Such proxy or proxies shall name those individuals as may be designated by Corporation in the Circular and shall not be revoked without the consent of Purchaser or unless this Agreement is terminated in accordance with Article 5;

(d)          SMG, as holder of the Subject Securities, shall not, directly or indirectly (i) solicit proxies, or become a participant in a solicitation in opposition to, or competition with the Arrangement Agreement, (ii) act jointly or in concert with others with respect to voting securities of Corporation for the purpose of opposing or competing with Purchaser in connection with the Arrangement Agreement, (iii) publicly withdraw support from the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal, and (v) join in the requisition of any meeting of the securityholders of Corporation for the purpose of considering any resolution related to any Acquisition Proposal;

(e)          SMG, as holder of the Subject Securities, shall not, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities, Convertible Note or Warrants to any Person, other than pursuant to the Arrangement Agreement and this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities or Warrants or the Convertible Note into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, Convertible Note or Warrants, other than pursuant to this Agreement, or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii);

(f)            SMG shall not take any other action of any kind, directly or indirectly, which would make any representation or warranty of SMG set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by SMG of its obligations under this Agreement;

(g)          SMG, as holder of the Subject Securities, shall not exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(h)          SMG, as holder of the Subject Securities, shall promptly notify Purchaser of the amount of any equity securities or other interests in Corporation acquired by SMG, to the extent it is permitted by applicable Law, after the date hereof. Any such securities or other interests shall be subject to the terms of this Agreement as though owned by SMG, as holder of the Subject Securities, on the date hereof and shall be included in the definition of "Subject Securities". Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of Corporation affecting the securities of Corporation, the number of securities constituting the Subject Securities shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any securities of Corporation issued to SMG, as holder of the Subject Securities, in connection therewith.

Section 2.2       Covenants Regarding the Convertible Note and the Warrants

SMG hereby covenants and irrevocably agrees in favour of Purchaser that if, and only if, the Effective Time occurs:

(a)          SMG shall convert the Convertible Note into Shares, effective immediately prior to, and conditioned upon the occurrence of, the Effective Time, pursuant to Section 3.1 of the Convertible Note (the “Convertible Note Conversion”), and shall take all steps necessary to effect the Convertible Note Conversion;

(b)          as of the Effective Time, SMG shall cease to have any rights as a debtholder, or pursuant to the Convertible Note, other than the right to receive the Consideration payable in respect of the Shares into which the Convertible Note will be converted;

(c)           promptly after the Effective Time, SMG will take any action required to release the Liens, including any appropriate filings with any Governmental Entities that are required in order to do so, and will execute, as applicable, and deliver to Purchaser any such Lien releases, discharges of security interests and pledges and other similar discharge or release documents, as are reasonably requested and necessary to release, the security interests and Liens previously filed by or on behalf of SMG, and deliver to Purchaser any collateral previously delivered in physical form by Corporation or any of its Subsidiaries to SMG (or any agent for SMG);

(d)          upon and after the Effective Time, SMG hereby authorizes Purchaser and Corporation (or any designee of Purchaser or Corporation) to file any UCC-3 Termination Statements, any British Columbia Personal Property Registry Discharge Statements, any release and discharge documents with the Canadian Intellectual Property Officer, and any other documents (including any terminations and releases of security interests necessary to evidence the release of SMG’s security interests in any of Corporation’s and its affiliates’ property or assets); and

(e)          effective as of the Effective Time, the Terminating Warrants (as defined in Exhibit A) shall automatically terminate and be of no further force and effect, and SMG, as holder of the Terminating Warrants, irrevocably waives any right to receive any equity interest in Corporation pursuant to the Terminating Warrants and acknowledges and agrees that Purchaser will not assume the Terminating Warrants.

Article 3.
Covenants of corporation

Section 3.1       General

Corporation hereby covenants and irrevocably agrees in favour of Purchaser and SMG that:

(a)          Corporation shall take all steps necessary to facilitate and effect the Convertible Note Conversion, on a timely basis, in accordance with terms of the Convertible Note and this Agreement (and shall not make any prepayments with respect to the Convertible Note); and

(b)          in connection with the Convertible Note Conversion, Corporation hereby waives the restriction that at no time may SMG hold more than 9.99% of the Shares, as set forth in Section 3.1 of the Convertible Note such that immediately prior to, and conditioned upon the occurrence of, the Effective Time, Section 3.1 of the Convertible Note will be amended to read as follows:

“Subject to and upon compliance with the provisions of this Section 3.1, the Holder may, at its option from the date hereof until the Maturity Date, convert all or (if the entire outstanding Principal is more than US$100,000) part of the outstanding Principal and accrued and unpaid Interest (in whole multiples of US$1,000) into Common Shares at the Conversion Price.”

(c)           On or promptly after the Effective Time, and provided that SMG has performed its obligations hereunder, Corporation shall pay SMG a fee equal to three percent (3%) of the total outstanding Principal of the Convertible Note immediately prior to the Convertible Note Conversion.

(d)         SMG shall be entitled to exercise any and all rights under the Subject Warrants (as defined in Exhibit A) in connection with the transactions contemplated by the Arrangement Agreement, including its right to receive the Black Sholes Value (as defined in the Subject Warrants) of the Subject Warrants.

Article 4.
REPRESENTATIONS AND WARRANTIES

Section 4.1       Representations and Warranties of SMG

SMG hereby represents and warrants to and covenants with Purchaser and Corporation as follows, and acknowledges that each of Purchaser and Corporation is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)          Capacity. SMG has the corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)          Authorization. The execution, delivery and performance of this Agreement by SMG has been duly authorized by its board of directors or other authorized decision-making body and no other internal approvals or proceedings on its part are necessary to authorize this Agreement.

(c)           Enforceable. This Agreement has been duly executed and delivered by SMG and constitutes a legal, valid and binding obligation, enforceable against SMG in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d)          Ownership of Convertible Note, Warrants and Subject Securities by SMG. SMG is the sole legal and beneficial owner of the Convertible Note, Warrants and Subject Securities. Except as contemplated in the Arrangement Agreement and under this Agreement, SMG is and will be, immediately prior to the Effective Date, the legal and beneficial owner of the Convertible Note, Warrants and Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(e)          Exercise of control or direction. Other than the Subject Securities, the Warrants and the Convertible Note, SMG does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of Corporation.

(f)            No Breach. Neither the execution and delivery of this Agreement by SMG, nor the compliance by SMG with any of the provisions hereof will:

(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) (A) under any term or provision of any Constating Documents or resolutions of SMG, or (B) under any of the terms, conditions or provisions of any material note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which SMG is a party or by which SMG or any of its properties or assets (including the Convertible Note, Warrants and Subject Securities) may be bound;

(ii)	require on the part of SMG any filing with (other than pursuant to the requirements of applicable securities legislation (which filings SMG will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other Person; or

(iii)	subject to compliance with any approval contemplated by the Arrangement Agreement and Laws, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to SMG or any of its properties or assets.

(g)          No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Convertible Note, Warrants or Subject Securities or any interest therein or right thereto, except pursuant to this Agreement and the Arrangement Agreement.

(h)          Voting. SMG has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Convertible Note, Warrants or Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(i)            Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by SMG in connection with the execution, delivery or performance of this Agreement.

(j)            Legal Proceedings. As of the date hereof, there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of SMG, threatened against SMG or any judgment, decree or order against SMG that would adversely affect in any manner the ability of SMG to enter into this Agreement and to perform its obligations hereunder or the title of SMG to the Convertible Note, Warrants or any of the Subject Securities.

Section 4.2       Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to SMG and Corporation as follows, and acknowledges that SMG is relying upon such representations and warranties in entering into this Agreement that:

(a)          Capacity. Purchaser has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)          Authorization. The execution, delivery and performance of this Agreement by Purchaser has been duly authorized by its board of directors and no other internal proceedings on its part are necessary to authorize this Agreement.

(c)           Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d)          No Breach. Neither the execution and delivery of this Agreement by Purchaser nor the compliance by Purchaser with any of the provisions hereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of: (i) its Constating Documents, (ii) any resolution of its board of directors (or any committee thereof) or of its shareholders, or (iii) any material contract to which Purchaser or any of its Subsidiaries is a party or by which any of them is bound or their respective properties or assets are bound.

(e)        Consents. Except as set forth in the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Purchaser in connection with the execution, delivery or performance of this Agreement.

(f)         Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Purchaser, threatened against Purchaser or any judgment, decree or order against Purchaser that would adversely affect in any manner its ability to enter into this Agreement and to perform its obligations hereunder.

Section 4.3       Representations and Warranties of Corporation

Corporation hereby represents and warrants to Purchaser and SMG as follows, and acknowledges that each of Purchaser and SMG is relying upon such representations and warranties in entering into this Agreement that:

(a)          Capacity. Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)          Authorization. The execution, delivery and performance of this Agreement by Corporation has been duly authorized by the Board and no other internal proceedings on its part are necessary to authorize this Agreement.

(c)         Enforceable. This Agreement has been duly executed and delivered by Corporation and constitutes a legal, valid and binding obligation, enforceable against Corporation in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d)          No Breach. Neither the execution and delivery of this Agreement by Corporation nor the compliance by Corporation with any of the provisions hereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of: (i) its Constating Documents, (ii) any resolution of the Board (or any committee thereof) or of the Shareholders, or (iii) any material Contract.

(e)          Consents. Except as expressly set forth in the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Corporation in connection with the execution, delivery or performance of this Agreement.

(f)            Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Corporation, threatened against Corporation or any judgment, decree or order against Corporation that would adversely affect in any manner its ability to enter into this Agreement and to perform its obligations hereunder.

Article 5.
TERMINATION

Section 5.1       Automatic Termination

This Agreement shall automatically terminate upon the earlier of:

(a)          the Effective Time; or

(b)          termination of the Arrangement Agreement in accordance with the terms therein.

Section 5.2       Termination by SMG or Purchaser

This Agreement may be terminated by notice in writing:

(a)          at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)          by Purchaser, if SMG breaches or is in default of any of the covenants or obligations of SMG under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of SMG under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect, provided that Purchaser has notified SMG in writing of any of the foregoing events and the same has not been cured by SMG within 10 days of the date such notice was received by SMG;

(c)           by SMG, if Purchaser breaches or is in default of any of the covenants or obligations of Purchaser under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of Purchaser under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect, provided that SMG has notified Purchaser in writing of any of the foregoing events and the same has not been cured by Purchaser within 10 days of the date such notice was received by Purchaser;

(d)          by SMG, if Corporation breaches or is in default of any of the covenants or obligations of Corporation under this Agreement, or if any of the representations or warranties of Corporation under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect, provided that SMG has notified Corporation in writing of any of the foregoing events and the same has not been cured by Purchaser within the earlier of (i) 10 days of the date such notice was received by Purchaser, and (ii) two Business Days prior to the Effective Date; or

(e)          by SMG if the Arrangement Agreement is amended (i) in a manner that results in a reduction or change in the form of consideration payable per Subject Security (other than to increase the consideration per Subject Security and/or to add additional consideration, in each case without reducing the amount of cash consideration per Subject Security) or (ii) in any other respect that is materially adverse to SMG.

Section 5.3       Effect of Termination

If this Agreement is terminated in accordance with this Article 5, except Article 6 of this Agreement, which shall survive such termination, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination. SMG shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event that this Agreement is terminated in accordance with this Article 5.

Article 6.
GENERAL

Section 6.1       Further Assurances

SMG and Purchaser shall, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 6.2       Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably conditioned, withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. SMG irrevocably and unconditionally, to the extent this Agreement is not terminated, consents to (i) the details of this Agreement being described in any information circular prepared by Corporation in connection with the Arrangement and in any press release or material change report prepared by Corporation in connection with the execution and delivery of this Agreement and the Arrangement Agreement, and (ii) this Agreement being made publicly available, including by filing on SEDAR.

Section 6.3       Director Fiduciary Duties

Nothing contained in this Agreement shall limit or affect any actions taken, or that may be taken in the future, by any director of Corporation that is a designee or representative of SMG in his or her capacity as a director of Corporation in the exercise of his or her fiduciary duties as a director of Corporation.

Section 6.4       Time

Time shall be of the essence of this Agreement.

Section 6.5       Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 6.6       Entire Agreement

This Agreement constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 6.7       Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

Section 6.8       Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 6.9       Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder.

Section 6.10    Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)          Purchaser, addressed as follows:

5403 Betsy Ross Dr.,
Santa Clara, California
95054

Attention:	General Counsel
Email:

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
555 California Street
12th Floor
San Francisco, California
94104
United States of America

Attention:	Douglas N. Cogen; David K. Michaels; Jeremy R. Delman
Email:

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montreal, Québec
H3A 3N9
Canada

Attention:	Olivier Désilets; Brett Seifred
Email:

(b)          SMG, addressed as follows:

[●]

Attention:	[●]
Email:	[●]

(c)           Corporation, addressed as follows

[●]

Attention:	[●]
Email:	[●]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
26th Floor
Vancouver, BC
V7X 1L3
Canada

Attention:	Joe Garcia; Steven McKoen, KC; Kyle Misewich

Email:

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section 6.10. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 6.11    Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, (i) any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and (ii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6.12    Expenses

Corporation shall pay all reasonable, documented out of pocket legal, financial advisory and accounting costs and expenses of SMG incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred, provided that the Corporation shall not be required to reimburse more than $50,000 of such expenses in the aggregate pursuant to this Section 6.12.

Section 6.13    No Additional Termination Warrants

For the avoidance of doubt, SMG hereby confirms and agrees that it shall not be entitled to receive any warrants pursuant to Section 2.5(d) of the Convertible Note upon, or following, the Convertible Note Conversion.

Section 6.14    Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission or by email.

[signature pages follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

STRUL MEDICAL GROUP LLC

By:
Name:

SHOCKWAVE MEDICAL, INC.

By:
Name:

NEOVASC INC.

By:
Name:

[Signature Page – Form of Conversion, Support & Voting Agreement]